Filed Pursuant to Rule 424(b)(3)
Registration No. 333-139333

PROSPECTUS

BJ’S RESTAURANTS, INC.

3,075,000 Shares of Common Stock

This prospectus relates to the offer and sale, from time to time, of up to 3,075,000 shares of common stock of BJ’s Restaurants, Inc. by the selling shareholders listed elsewhere in this prospectus. The shares of our common stock offered by the selling shareholders consist entirely of shares issued by us to the selling shareholders in a private placement completed on or about November 17, 2006. We will not receive any of the proceeds from the sale of our common stock offered by this prospectus. The shares of our common stock were issued in a private offering made in reliance on Regulation D and/or Section 4(2) of the Securities Act of 1933, as amended.

The selling shareholders may offer their shares of common stock through public transactions executed through one or more broker-dealers at prevailing market prices or in private transactions directly with purchasers or at privately negotiated prices. For a description of the plan of distribution of the shares see “Plan of Distribution” beginning on page 12 of this prospectus.

Our common stock is listed on the NASDAQ Global Market under the symbol: “BJRI.” On December 4, 2006, the last reported sale price of our common stock on the NASDAQ Global Market was $21.50 per share.

An investment in these securities involves a high degree of risk. See “ Risk Factors” beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 10, 2007.

References in this prospectus to “we,” “us” and “our” refer to BJ’s Restaurants, Inc.

You should rely only on the information or representations provided in this prospectus or incorporated by reference into this prospectus. We have not authorized anyone to provide you with any different information or to make any different representations in connection with any offering made by this prospectus. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, in any state where the offer or sale is prohibited. Neither the delivery of this prospectus, nor any sale made under this prospectus shall, under any circumstances, imply that the information in this prospectus is correct as of any date after the date of this prospectus.

PROSPECTUS SUMMARY

This summary only highlights the more detailed information appearing elsewhere in this prospectus or incorporated by reference in this prospectus. It may not contain all of the information that is important to you. You should carefully read the entire prospectus and the documents incorporated by reference in this prospectus before deciding whether to invest in our common stock.

About BJ’s Restaurants, Inc.

We are a California corporation that commenced business in October of 1991. As of December 1, 2006, we owned and operated 55 restaurants, located in California, Oregon, Colorado, Arizona, Texas and Nevada. A licensee also operates one licensed restaurant in Lahaina, Maui. Each of our restaurants is operated either as a BJ’s Restaurant & Brewery® which includes a brewery within the restaurant, a BJ’s Restaurant & Brewhouse® which receives the beer it sells from one of our breweries, or a BJ’s Pizza & Grill ® which is a smaller format, full service restaurant. Our menu features our BJ’s ® award-winning, signature deep-dish pizza, our own hand-crafted beers, and a wide selection of appetizers, entrees, pastas, sandwiches, specialty salads and desserts including our unique Pizookie ® cookie. Our 11 BJ’s Restaurant & Brewery restaurants feature in-house brewing facilities where BJ’s hand-crafted beers are produced and sold.

The first BJ’s restaurant was opened in 1978 in Orange County, California and centered on bringing the unique flavor of deep dish pizza to California. In 1991 our current Co-Chairmen assumed the operations of the restaurants and in 1995 purchased the restaurants and concept from the founders. Our initial public offering of common stock occurred in 1996. Over the years we expanded the BJ’s concept from its beginnings as a small pizzeria to a full service, high energy casual dining restaurant with over 100 menu items, including specialty salads, soups, pastas, sandwiches, entrees and desserts. In 1996 we introduced our own handcrafted beers through our first BJ’s Restaurant & Brewery in Brea, California. Since that time we have opened additional BJ’s Restaurants & Breweries and have developed relationships with qualified third party craft brewers where our handcrafted beers are manufactured for sale in our restaurants. We believe our signature handcrafted beers have added a unique dimension to the BJ’s concept which further distinguishes BJ’s from many other restaurant concepts. In 2002, we received the prestigious Large Brew Pub of the Year award at the Great American Beer Festival in Denver, Colorado. Over the years, our renowned beers have earned 16 medals at the Great American Beer Festival, including Gold and Bronze medals in 2005.

Our primary growth objective is to gradually expand BJ’s unique high energy, premium casual dining concept nationwide by providing a genuine commitment to passionately connect with every guest, on every visit, through flawless and relentless execution of every detail during every shift. We believe by providing this commitment to our guests we should have the best opportunity to generate significant repeat business and generate an above average return on our investments in new restaurants. To achieve these objectives we plan to increase our development of the BJ’s Restaurant & Brewery and the BJ’s Restaurant & Brewhouse restaurants in new and existing markets in a carefully controlled manner.

Our core product is our deep-dish differentiated Chicago-style pizza, which has been highly acclaimed since it was originally developed in 1978. This unique version of Chicago-style pizza is unusually light, with a crispy, flavorful crust, which we believe has a broader appeal than other versions of deep-dish pizza. The pizza is topped with high-quality meats, fresh vegetables and fresh mozzarella cheese. In the past, BJ’s pizza has been awarded “best pizza” honors by restaurant critics and public opinion polls in Orange County, California, where the BJ’s concept originated.

In addition to our pizza, we have a broad menu with over 100 items featuring specialty salads, soups, pastas, sandwiches, entrees and desserts. Examples of our other menu offerings include Santa Fe Spring Rolls, BBQ Chicken Chopped Salad, Blackened New York Steak, Cajun Pasta, Halibut Fish Tacos and our famous BJ’s Pizzookie cookie. All of our menu items are prepared to order using high quality ingredients. This broad menu is an important factor in our differentiation from the other casual dining competitors. This extensive menu and our moderate pricing allows BJ’s to appeal to a variety of guests and dining occasions, including everyday lunch and dinner, special occasions, and late night business.

Our larger format, approximately 8,500 square-foot BJ’s Restaurant & Brewhouse will represent the majority of our growth in the near term. We may also construct new BJ’s Restaurant & Breweries as necessary in order to supply our restaurants with our hand-crafted beers. Over the next several years we expect to continue to expand in both our existing markets and new markets. In the first eleven months of calendar 2006, we opened 11 new restaurants predominantly in states where we already operate restaurants, 10 of which are BJ’s Restaurant & Brewhouse locations and one which is a BJ’s Restaurant & Brewery. This approach has allowed us to better leverage costs associated with regional supervision and enables us to increase our brand awareness and purchasing efficiencies. Based on information currently available, we currently expect to open as many as 13 new restaurants during fiscal 2007. However, it is difficult for us to precisely predict the timing of our new restaurant openings due to many factors that are outside of our control.

Our principal executive offices are located at 16162 Beach Boulevard, Suite 100, Huntington Beach, California 92647, and our telephone number is (714) 848-3747. Our website is www.bjsbrewhouse.com. The information found on our website and on websites linked to it are not incorporated into or a part of this prospectus.

About the Offering

We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the securities offered under this prospectus. This prospectus relates to an aggregate amount of up to 3,075,000 shares of our common stock that may be offered for sale by the selling shareholders. We are registering the shares of common stock covered by this prospectus to fulfill our contractual obligations under a registration rights agreement with the selling shareholders. We have agreed to bear the expenses of the registration of the shares of common stock under federal and state securities laws, but we will not receive any proceeds from the sale of any shares of common stock offered under this prospectus. The selling shareholders may sell these shares of common stock directly to purchasers or they may sell these shares of common stock to purchasers through agents or dealers pursuant to this prospectus. The selling shareholders will receive all of the proceeds from the sale of their common stock and will pay all selling commissions and transfer taxes applicable to any sale. Registration of these shares of common stock does not necessarily mean that the selling shareholders will actually sell these shares of common stock. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information” beginning on page 12 of this prospectus.

RISK FACTORS

AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION CONTAINED HEREIN OR INCORPORATED HEREIN BY REFERENCE, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS BEFORE MAKING AN INVESTMENT IN THE COMMON STOCK OFFERED BY THIS PROSPECTUS.

If we do not successfully expand our restaurant operations, our growth rate and results of operations would be adversely affected.

A critical factor in our future success is our ability to expand our restaurant operations successfully, which will depend in large part on our ability to open new restaurants on schedule and in a profitable manner. We anticipate that our new restaurants will generally take three to four months or longer to reach planned operating levels due to inefficiencies typically associated with new restaurants, including lack of market awareness, the need to hire and train sufficient management and restaurant personnel and other factors. We cannot assure you that any restaurant we open will obtain operating results similar to those of our existing restaurants. If we are unable to open and operate new restaurants successfully, our growth rate and our results of operations would be adversely affected.

Our ability to open new restaurants on schedule in accordance with our projected growth rate may be adversely affected by delays or problems associated with securing suitable restaurant locations and leases and by other factors, some of which are beyond our control and the timing of which is difficult to forecast accurately.

In order to achieve our projected rate of new restaurant growth, we must identify suitable restaurant locations and successfully negotiate and finalize the terms of restaurant leases at a number of these locations. Due in part to the unique nature of each proposed restaurant location, we cannot predict the timing or ultimate success of our site selection process or these lease negotiations. Delays encountered in negotiating, or our inability to finalize to our satisfaction, the terms of a restaurant lease may delay our actual rate of new restaurant growth and cause a significant variance from our projected growth rate. In addition, our scheduled rate of new restaurant openings may be adversely affected by other factors, some of which are beyond our control, including the following:

•	the availability and cost of suitable restaurant locations for development;

•	our ability to compete successfully for suitable restaurant locations;

•	the availability of adequate financing;

•	the timing of delivery of leased premises from our landlords so we can commence our build-out construction activities;

•	construction and development costs;

•	any labor shortages or disputes experienced by our landlords or outside contractors;

•	any unforeseen engineering or environmental problems with the leased premises;

•	our ability to hire, train and retain additional management and restaurant personnel;

•	our ability to secure governmental approvals and permits, including liquor licenses;

•	successfully promoting our new restaurants and competing in the markets in which our new restaurants are located;

•	our continued development and implementation of management information systems;

•	weather conditions or natural disasters; and

•	general economic conditions.

Our growth may strain our infrastructure and resources, which could slow our development of new restaurants and adversely affect our ability to manage our existing restaurants.

We plan to open as many as 13 new restaurants in 2007. This expansion and our future growth will increase demands on our management team, restaurant management systems and resources, financial controls and information systems. These increased demands may adversely affect our ability to open new restaurants and to manage our existing restaurants. If we fail to continue to improve our infrastructure or to manage other factors necessary for us to meet our expansion objectives, our growth rate and operating results could be adversely affected.

Our expansion into new markets may present increased risks due to our unfamiliarity with the areas.

As part of our expansion strategy, we plan to open new restaurants in markets in which we have no prior operating experience. These new markets may have different competitive conditions, consumer tastes and discretionary spending patterns than restaurants in our existing markets, and there also may be little or no market awareness of our brands in these new markets. Due to these factors, sales at restaurants opening in new markets may take longer to achieve sales comparable with our existing restaurants, if at all. In addition, we may incur costs related to the opening, operation and promotion of these new restaurants that are greater than those incurred in existing markets.

You should not rely on past increases in our average restaurant revenues or our comparable restaurant sales as an indication of future operating results because they may fluctuate significantly.

A number of factors historically have affected, and are likely to continue to affect, our average restaurant revenues and/or comparable restaurant sales, including, among other factors:

•	our ability to execute our business strategy effectively;

•	our menu pricing strategy;

•	initial sales performance by new restaurants;

•	the timing of new restaurant openings and related expenses;

•	changing consumer tastes or discretionary spending;

•	levels of competition in one or more of our markets; and

•	general economic conditions and consumer confidence.

Additionally, our average restaurant revenues and comparable restaurant sales may not increase at rates achieved over recent periods. Changes in our average restaurant revenues and comparable restaurant sales could cause the price of our common stock to fluctuate significantly.

Our future operating results may fluctuate significantly due to our limited number of existing restaurants and the expenses required to open new restaurants.

As of December 1, 2006 we operated 55 restaurants, 11 of which opened during 2006. The capital resources required to develop each new restaurant are significant. We estimate that the gross cash outlay to open a new BJ’s restaurant on leased ground currently ranges from $3.5 million to $4.0 million, exclusive of pre-opening expenses. Actual costs may vary significantly depending upon a variety of factors, including the site, type of restaurant (brewery compared to brewhouse) and size of the restaurant and conditions in the local real estate and employment markets. The combination of our relatively small number of existing restaurants, the significant investment associated with each new restaurant and the average restaurant revenues of our new restaurants may cause our results of operations to fluctuate significantly. Moreover, poor operating results at any one restaurant or a delay or cancellation in the planned opening of a restaurant could adversely affect our business, making the investment risks related to any one location much greater than those associated with many other restaurants.

Our inability to renew existing leases on favorable terms may adversely affect our results of operations.

As of December 1, 2006, 51 of our 55 restaurants are located on leased premises and are subject to varying lease-specific arrangements. For example, some of the leases require base rent, subject to regional cost-of-living increases, and other leases include base rent with specified periodic increases.

Other leases are subject to renewal at fair market value, which could involve substantial increases. Additionally, many leases require contingent rent based on a percentage of gross sales. In addition, certain of our leases will expire without an automatic renewal or option to renew. No assurance can be given that such leases can be renewed or, if renewed, that rents will not increase substantially.

A significant number of our restaurants are concentrated in California, which makes us particularly sensitive to economic, regulatory, weather and other conditions in that state.

As of December 1, 2006, 35 of our 55 restaurants were located in California. If our restaurants in California are adversely affected by changes in economic, regulatory, such as changes in California’s minimum wage law, and other conditions specific to California, our consolidated sales, financial condition and results of operations may decline.

We are dependent upon consumer trends and upon high visitor rates at the sites where our restaurants are located, and any adverse change in such consumer trends or visitor rates could adversely affect our business, revenues and results of operations.

Due to the nature of the restaurant industry, we are dependent upon consumer trends with respect to the public’s tastes, eating habits, public perception toward alcohol consumption and discretionary spending priorities, all of which can shift rapidly. We also are dependent upon high visitor rates at the sites surrounding our restaurants, which are primarily located in high-activity areas such as urban, retail, mixed-use and lifestyle centers, to attract guests to our restaurants. In general, such consumer trends and visitor rates are significantly affected by many factors, including national, regional or local economic conditions, changes in area demographics, public perception and attitudes, increases in regional competition, food, liquor and labor costs, traffic and shopping patterns, weather, natural disasters and the availability and relative cost of gasoline. Our success will depend, in part, on our ability to anticipate and respond to such changing consumer preferences, tastes, eating and purchasing habits, as well as other factors affecting the restaurant industry, including new market entrants and demographic changes. Any adverse change in any of the above factors and our inability to respond to such changes could cause our restaurant volumes to decline and adversely affect our business, revenues and results of operations.

Our success depends on our ability to compete effectively in the restaurant industry.

The restaurant industry is highly competitive. We compete on the basis of the taste, quality and price of food offered, guest service, brand name identification, beer quality and selection, attractiveness of the facilities, restaurant location, atmosphere and overall dining experience. Our competitors include a large and diverse group of restaurant chains and individual restaurants that range from independent local operators that have opened restaurants in various markets to well-capitalized national restaurant companies. In addition, we compete with other restaurants and with retail establishments for real estate. Many of our competitors are well established in the upscale casual dining market segment and some of our competitors have substantially greater financial, marketing and other resources than we do.

New information or attitudes regarding diet and health could result in changes in regulations and consumer eating habits that could adversely affect our results of operations.

Regulations and consumer eating habits may changes as a result of new information or attitudes regarding diet and health. Such changes may include regulations that impact the ingredients and nutritional content of the food and beverages offered by us. For example, the New York City Board of Health recently approved restrictions on the use of trans fats by restaurants. The success of our restaurant operations is dependent, in part, upon our ability to effectively respond to changes in any consumer health regulations and our ability to adapt our menu offerings to trends in food consumption. If consumer health regulations or consumer eating habits change significantly, we may be required to modify or delete certain menu items. To the extent we are unable to respond with appropriate changes to our menu offerings, it could materially affect customer demand and have an adverse impact on our results of operations.

Negative publicity surrounding our restaurants or the consumption of beef, seafood, poultry/produce, beer or alcoholic beverages generally could adversely affect the popularity of our restaurants, our revenues and our results of operations.

The popularity of our restaurants, in general, and our menu offerings, in particular, are key factors to the success of our business. Incidents that occur at any of our restaurants may result in negative publicity, which could adversely affect our popularity. In addition, negative publicity resulting from poor food quality, illness, injury or other health concerns, whether related to one of our restaurants or to the restaurant, beef, seafood, poultry or produce industries in general (such as negative publicity concerning the accumulation of carcinogens in seafood, e-coli, Hepatitis A and other food-borne illnesses), or operating problems related to one or more of our restaurants, could make our brand and menu offerings less appealing to consumers.

Our operations are susceptible to changes in food and supply costs, which could adversely affect our margins.

Our profitability depends, in part, on our ability to anticipate and react to changes in food and supply costs. Our purchasing staff negotiates prices for all of our ingredients and supplies through either contracts (terms of one month up to one year) or commodity pricing formulas. Furthermore, various factors beyond our control, including adverse weather conditions and governmental regulations, could also cause our food and supply costs to increase. We cannot predict whether we will be able to anticipate and react to changing food and supply costs by adjusting our purchasing practices. A failure to do so could adversely affect our operating results or cash flows.

If our distributors or suppliers do not provide food and beverages to us in a timely fashion, particularly our ingredients for our beer, we may experience short-term supply shortages, increased food and beverage costs and quality control problems.

We currently depend on regional food distribution service companies to provide food and beverage products to all of our restaurants. We do not have long-term contractual arrangements with these distributors. If these regional distributors, or other distributors or suppliers, cease doing business with us, we could experience short-term supply shortages in some or all of our restaurants and could be required to purchase food and beverage products at higher prices until we are able to secure an alternative supply source. If these alternative suppliers do not meet our specifications, the consistency and quality of our food and beverage offerings, and thus our reputation, guest patronage, revenues and results of operations, could be adversely affected. In addition, any delay in replacing our suppliers or distributors on acceptable terms could, in extreme cases, require us to remove temporarily items from the menus of one or more of our restaurants, which also could adversely affect our business

Failure to protect our trademarks, service marks, trade secrets or other intellectual property could adversely affect our business.

Our business prospects depend in part on our ability to develop favorable consumer recognition of our brands, including the BJ’s Restaurants name in particular. Although BJ’s is a federally registered trademark, there are other restaurants using the name “BJ’s” throughout the United States and our trademarks, service marks, trade dress, trade secrets or other intellectual property could be imitated or appropriated in ways that we cannot prevent. Alternatively, third parties may attempt to cause us to change our trademarks, service marks or trade dress or not operate in a certain geographic region or regions if our names are deemed confusingly similar to their prior trademarks, service marks or trade dress. In addition, we rely on trade secrets, proprietary know-how, concepts and recipes. Our methods of protecting this information may not be adequate. Moreover, we may face claims of misappropriation or infringement of third parties’ rights that could interfere with our use of this information. Defending these claims may be costly and, if unsuccessful, may prevent us from continuing to use this proprietary information in the future and may result in a judgment or monetary damages. We do not maintain confidentiality and non-competition agreements with all of our employees or suppliers. Moreover, even with respect to the confidentiality and non-competition agreements we have, we cannot assure you that those agreements will not be breached, that they will provide meaningful protection or that adequate remedies will be available in the event of an unauthorized use or disclosure of our proprietary information. If competitors independently develop or otherwise obtain access to our trade secrets, proprietary know-how or recipes, the appeal of our restaurants could be reduced and our business could be harmed.

Federal, state and local beer, liquor and food service regulations may have a significant adverse impact on our operations.

We are required to operate in compliance with federal laws and regulations relating to alcoholic beverages administered by the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Department of Treasury, as well as the laws and licensing requirements for alcoholic beverages of states and municipalities where our restaurants are or will be located. In addition, each restaurant must obtain a food service license from local authorities. Failure to comply with federal, state or local regulations could cause our licenses to be revoked and force us to cease the brewing or sale of alcoholic beverages, or both, at our restaurants. Additionally, state liquor laws may prevent or impede the expansion of our restaurants into certain markets. The liquor laws of certain states prevent us from selling at wholesale the beer brewed at our restaurants. Any difficulties, delays or failures in obtaining such licenses, permits or approvals could delay or prevent the opening of a restaurant in a particular area or increase the costs associated therewith. In addition, in certain states, including states where we have existing restaurants or where we plan to open a restaurant, the number of liquor licenses available is limited, and licenses are traded on the open market. Liquor, beer and wine sales comprise a significant portion of our revenues; therefore, if we are unable to maintain our existing licenses, or if we choose to open a restaurant in those states where the number of licenses available is limited, the cost of a new license could be significant.

Our restaurants and on-site breweries operate pursuant to exceptions to the “tied house laws,” which created the “three tier system” of liquor distribution. These tied house laws were adopted by all of the states after the repeal of prohibition and, generally, prohibit brewers from holding retail licenses and prohibit vertical integration in ownership and control among the three tiers. Brewery restaurants and brewpubs operate under an exception to these general prohibitions. Over the last 25 years, all of the states have adopted laws and regulations permitting brewery restaurants and brewpubs; however, the privileges and restrictions for brewpubs and brewery restaurants vary from state to state. Generally, our brewery restaurants are licensed as retailers with limited privileges to brew beer on the restaurant premises, and we do not have the same privileges as a microbrewery. Other restrictions imposed by law may prevent us from operating both brewery restaurants and non-brewery restaurants in some states. We are at risk that a state’s regulations concerning brewery restaurants or the interpretation of these regulations may change. Any such change may adversely impact our current model of brewing beer or supplying beer, or both, to our restaurants in that state.

Other government laws and regulations affecting the operation of our restaurants could increase our operating costs and restrict our growth.

Our development and construction of additional restaurants must comply with applicable zoning, land use and environmental regulations. More stringent and varied requirements of local government bodies with respect to zoning, land use and environmental factors could delay construction of new restaurants and add to their cost in the future. In addition, difficulties or failure in obtaining the required licenses and approvals could delay, or result in our decision to cancel, the opening of new restaurants.

In addition, various federal and state labor laws govern our relationship with our employees and affect our operating costs. These laws include minimum wage requirements, overtime pay, unemployment tax rates, workers’ compensation rates, citizenship requirements and sales taxes. A number of factors could adversely affect our operating results and thus restrict our growth, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, increased tax reporting and tax payment requirements for employees who receive gratuities, a reduction in the number of states that allow tips to be credited toward minimum wage requirements and increased employee litigation, including claims relating to the Fair Labor Standards Act.

The Americans with Disabilities Act of 1990 prohibits discrimination on the basis of disability in public accommodations and employment. Although our restaurants are designed to be accessible to the disabled, we could be required to make modifications to our restaurants to provide service to, or make reasonable accommodations for, disabled persons. Non-compliance with this law and related laws enacted at the state or local level could result in the imposition of fines or an award of damages to private litigants.

Limitations in our insurance coverage or rising insurance costs could adversely affect our business or financial condition in certain circumstances.

We purchase comprehensive insurance coverage, including workers’ compensation, general liability, fire and extended coverage and property insurance. However, such insurance is subject to limitations, including deductibles, exclusions and maximum liabilities covered. Moreover, there are certain types of losses that may be uninsurable or not economically insurable. Such hazards may include earthquake, hurricane and flood losses and employee practices. If such a loss should occur, we would, to the extent that we are not covered for such loss by insurance, suffer a loss of the capital invested in, as well as anticipated profits and cash flow from, such damaged or destroyed properties. Punitive damage awards are generally not covered by insurance; thus, any awards of punitive damages as to which we may be liable could adversely affect our ability to continue to conduct our business, to expand our operations or to develop additional restaurants. There is no assurance that any insurance coverage we maintain will be adequate, that we can continue to obtain and maintain such insurance at all or that the premium costs will not rise to an extent that they adversely affect us or our ability to economically obtain or maintain such insurance.

Labor shortages or increases in labor costs could slow our growth or adversely affect our business.

Our success depends in part on our ability to attract, motivate and retain a sufficient number of qualified employees, including restaurant general managers and kitchen managers, necessary to continue our operations and keep pace with our growth. If we are unable to recruit and retain a sufficient number of qualified individuals, our business and our growth could be adversely affected. Competition for qualified employees could require us to pay higher wages and benefits, which would result in higher labor costs. In addition, we have a substantial number of hourly employees who are paid the federal or state minimum wage and who rely on tips for a significant portion of their income. Government-mandated increases in minimum wages or decreases in tip credits would increase our labor costs. We may be unable to increase our prices in order to pass these increased labor costs on to our guests, in which case our profitability would be adversely affected.

Litigation could have a material adverse effect on our business.

From time to time, we may be the subject of complaints or litigation from guests alleging food-borne illness, injury or other food quality, health or operational concerns. We are also subject to a variety of other claims arising in the ordinary course of our business, including personal injury claims, contract claims and claims alleging violations of federal and state law regarding workplace and employment matters, discrimination and similar matters. We may also be subject to complaints or allegations from former, existing or prospective employees from time to time. The restaurant industry has also been subject to a growing number of claims that the menus and actions of restaurant chains have led to the obesity of certain of their guests. In addition, we are subject to state “dram shop” laws and regulations, which generally provide that a person injured by an intoxicated person may seek to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. Recent litigation against restaurant chains has resulted in significant judgments, including punitive damages, under such “dram shop” statutes. While we carry liquor liability coverage as part of our existing comprehensive general liability insurance, we may still be subject to a judgment in excess of our insurance coverage, and we may not be able to obtain or continue to maintain such insurance coverage at reasonable costs, if at all. Regardless of whether any claims against us are valid or whether we are liable, we may be adversely affected by publicity resulting from such claims. We also are subject to claims and disputes from landlords under our leases, which could lead to litigation or a threatened or actual lease termination. Litigation of any nature may be expensive to defend and may divert money and management’s attention from our operations and adversely affect our financial condition and results of operations.

Our ability to raise capital in the future may be limited, which could adversely affect our business.

Changes in our operating plans, acceleration of our expansion plans, lower than anticipated revenues, increased expenses or other events, including those described in this prospectus, may cause us to seek additional debt or equity financing on an accelerated basis in the event our cash flow is insufficient. Financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could adversely affect our growth and other plans as well as our financial condition. Additional equity financing, if available, may be dilutive to the holders of our common stock. Debt financing, if available, may involve significant cash payment obligations, covenants and financial ratios that restrict our ability to operate and grow our business, and would cause us to incur additional interest expense and financing costs.

The occurrence or threat of extraordinary events, including terrorist attacks, could cause consumer spending to decline, which would adversely affect our sales and results of operations.

The occurrence or threat of extraordinary events, including future terrorist attacks and military and governmental responses and the prospect of future wars, may result in negative changes to economic conditions. When economic conditions worsen, our guests may reduce their level of discretionary spending. We believe that a decrease in discretionary spending could impact the frequency with which our guests choose to dine out or the amount they spend on meals while dining out, thereby adversely affecting our sales and results of operations. Additionally, a decrease in discretionary spending could adversely affect our ability to price our menu items at favorable levels and decrease our profitability.

Future changes in financial accounting standards may cause adverse unexpected operating results and affect our reported results of operations.

A change in accounting standards can have a significant effect on our reported results and may affect our reporting of transactions before the change is effective. New pronouncements and varying interpretations of pronouncements have occurred and may occur in the future. Changes to existing accounting rules or the questioning of current accounting practices may adversely affect our reported financial results.

The market price of our common stock could be subject to significant fluctuations. Among the factors that could affect our stock price are:

•	actual or anticipated variations in restaurant comparable sales or operating results;

•	changes in financial estimates by research analysts;

•	actual or anticipated changes in economic, political or market conditions, such as recessions or international currency fluctuations;

•	changes in the consumer spending environment;

•	changes in the market valuations of other restaurant companies;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, divestitures, joint ventures or other strategic initiatives; and

•	a loss of a key member of management.

In addition, we cannot assure you that an active trading market for our common stock will continue which could affect our stock price and the liquidity of any investment in our common stock.

The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may adversely affect the trading price of our common stock.

In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and a diversion of management attention and resources, which would significantly harm our profitability and reputation.

CAUTIONARY STATEMENT CONCERNING

FORWARD LOOKING STATEMENTS

Certain matters discussed in this prospectus may constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as such, may involve risks and uncertainties. These forward-looking statements relate to, among other things, expectations of the environment in which we operate and projections of future performance. Our actual results, performance or achievements may differ significantly from the results, performance or achievements expected or implied in such forward-looking statements.

You can identify these statements by forward-looking words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “continue” and other similar words. You should read statements that contain these words carefully because they discuss our future expectations, make projections of our future results of operations or financial condition, or state other “forward-looking” information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed in the section captioned “Risk Factors” in this prospectus as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we described in our forward-looking statements.

USE OF PROCEEDS

All net proceeds from the sale of the shares of our common stock being offered under this prospectus will go to the selling shareholders. Accordingly, we will not receive any proceeds from sales of these shares. We are paying the expenses of registration of the shares being offered under this prospectus.

SELLING SHAREHOLDERS

The following table sets forth the number of shares owned by each of the selling shareholders who acquired their shares as a result of the private placement completed on or about November 17, 2006. None of the selling shareholders has had a material relationship with us during the past three years. No estimate can be given as to the amount of our common stock that will be held by the selling shareholders after the completion of this offering because the selling shareholders may offer all or some of our common stock. There currently are no agreements, arrangements or understandings with respect to the sale of any of our common stock. The shares offered by this prospectus may be offered from time to time by the selling shareholders named below. This prospectus also covers any additional shares of common stock which may become issuable in connection with shares sold by reason of a stock dividend, stock split, recapitalization or other similar transaction effected without us receiving any cash or other value, which results in an increase in the number of our outstanding shares of common stock.

Name of Selling Shareholder	Number of Shares of Common Stock Beneficially Owned Prior to Offering (1)	Number of Shares of Common Stock Registered for Sale Hereby	Number of Shares of Common Stock Beneficially Owned After Offering (2)	Percentage of Common Stock Beneficially Owned After to Offering(1)
Trellus Small Cap Opportunity Fund, LP (3)	17,500	17,500	0	*
Trellus Small Cap Opportunity Offshore Fund Limited (3)	12,500	12,500	0	*
Trellus Partners, LP (3)	170,000	170,000	0	*
Trellus Partners II, LP (3)	6,000	6,000	0	*
Trellus Offshore Fund Limited (3)	294,000	294,000	0	*
Fidelity Securities Fund: Fidelity OTC Portfolio (4)	1,058,805	350,000	708,805	2.72%
Delaware American Services Fund, a series of Delaware Group Equity Funds III (5)	325,000	325,000	0	*
UBS O’Connor LLC fbo O’Connor Global Convertible Arbitrage II Master Limited (6)	15,120	15,120	0	*
UBS O’Connor LLC fbo O’Connor Global Convertible Arbitrage Master Limited (6)	142,380	142,380	0	*
UBS O’Connor LLC fbo O’Connor PIPES Corporate Strategies Master Limited (6)	42,500	42,500	0	*
UBS O’Connor LLC fbo O’Connor Global Multi-Strategy Alpha Master Limited (6)	11,850	11,850	0	*
UBS O’Connor LLC fbo O’Connor Global Fundamental Market Neutral Long/Short Master Limited (6)	33,300	33,300	0	*
UBS O’Connor LLC fbo Fundamental Market Neutral Mac 81 Limited (6)	4,850	4,850	0	*
Highbridge International LLC (7)	750,000	750,000	0	*
T. Rowe Price New Horizons Fund, Inc. (8)	1,040,900	500,000	540,900	2.08%
Fort Mason Master, LP (9)	234,775	234,775	0	*
Fort Mason Partners, LP (9)	15,225	15,225	0	*
Vardon Partners, LP (10)	11,390	11,390	0	*
Vardon Partners II, LP (10)	6,599	6,599	0	*
Vardon International, Ltd. (10)	9,566	9,566	0	*
Vardon International BP, Ltd. (10)	25,325	25,325	0	*
Vardon Hybrid Fund, LP (10)	21,430	21,430	0	*
Vardon Separate Account Limited (10)	75,690	75,690	0	*

*	Less than one percent.

(1)	Number of shares held includes shares of common stock issued to each such selling shareholder as of November 17, 2006, as reported to us by the selling shareholder. Applicable percentage ownership is based on 26,030,366 shares of common stock outstanding as of November 17, 2006.

(2)	Assumes that all shares to be offered, as set forth above, are sold pursuant to this offering and that no other shares of common stock are acquired or disposed of by the selling shareholders prior to the termination of this offering. Because the selling shareholders may sell all, some or none of their shares or may acquire or dispose of other shares of common stock, no reliable estimate can be made of the aggregate number of shares that will be sold pursuant to this offering or the number or percentage of shares of common stock that each selling shareholder will own upon completion of this offering.

(3)	Trellus Management Company is the investment adviser for Trellus Small Cap Opportunity Fund, LP, Trellus Small Cap Opportunity Offshore Fund Limited, Trellus Partners, LP, Trellus Partners II, LP, and Trellus Offshore Fund Limited (the “Funds”). Adam Usdan, as Chief Executive Officer of Trellus Management Company, has voting control and investment discretion over the securities held by the Funds.

(4)	Fidelity Securities Fund: Fidelity OTC Portfolio (the “Fund”) is a registered investment fund advised by Fidelity Management & Research Company (“FMR Co.”) under the Investment Advisors Act of 1940, as amended. FMR Co., a wholly-owned subsidiary of FMR Corp., was the beneficial owner of 1,608,325 of the common stock outstanding as of November 16, 2006 as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. Edward C. Johnson III, FMR Corp., through its control of FMR Co., and the Fund each has sole power to dispose of the securities owned by the Fund. Neither FMR Corp., nor Edward C. Johnson III, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares directly owned by the Fund, which power resides with the Fund’s Board of Trustees. The Fund is an affiliate of a broker-dealer. The Fund purchased the securities in the ordinary course of business and, at the time of the purchase of the securities to be resold, the Fund did not have any agreements or understandings, directly or indirectly, with any person to distribute the notes or conversion shares.

(5)	Delaware Management Business Trust is the investment adviser for the Delaware American Services Fund, a series of Delaware Group Equity Funds III (the “Fund”). The shares indicated do not include any shares held by Delaware Management Business Trust, which was the beneficial owner of 684,900 shares of common stock of the company as of November 16, 2006.

(6)	UBS O’Connor LLC is the investment adviser or sub-adviser for the referenced accounts, and consequently has investment discretion over such accounts.

(7)	Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and has voting control and investment discretion over the securities held by Highbridge International LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Highbridge International LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge International LLC.

(8)	T. Rowe Price Associates, Inc. (“T. Rowe Price”) serves as investment adviser with power to direct investments and/or power to vote the shares held by the T. Rowe Price New Horizons Fund, Inc., as well as shares held by certain other individual and institutional investors. For purposes of the reporting requirements of the Securities Exchange Act of 1934, T. Rowe Price may be deemed to be the beneficial owner of all of the shares listed above; however, T. Rowe Price expressly disclaims that it is, in fact, the beneficial owner of such securities. T. Rowe Price is a wholly owned subsidiary of T. Rowe Price Group, Inc., which is a publicly traded financial services holding company.

(9)	Fort Mason Capital, LLC serves as the general partner of Fort Mason Master, L.P. and Fort Mason Partners, L.P. and, in such capacity, exercises sole voting and investment authority with respect to such shares. Mr. Daniel German serves as the sole managing member of Fort Mason Capital, LLC. Fort Mason Capital, LLC and Mr. German each disclaim beneficial ownership of such shares, except to the extent of its or his pecuniary interest therein, if any.

(10)	Vardon Capital Management, LLC is the investment manager for the referenced funds, and consequently has investment discretion over shares held by such funds.

PLAN OF DISTRIBUTION

Each selling shareholder of the common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the Nasdaq Global Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling shareholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into options or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling shareholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. In addition, we have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because the selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling shareholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling shareholders without registration and without regard to any volume limitations by reason of Rule 144(k) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling shareholders or any other person. We will make copies of this prospectus available to the selling shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements, and other information with the Securities and Exchange Commission. You may read and copy any materials we file with the Commission at the Commission’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. Please call the Commission at 1-800-SEC-0330 for more information on its public reference room. The Commission also maintains an Internet Web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission.

Our Web site is http://www.bjsrestaurants.com. We make available free of charge, on or through our Web site, our annual, quarterly and current reports, and any amendments to those reports, as soon as reasonably practicable after electronically filing such reports with the Commission. Information contained on our Web site is not part of this registration statement.

We have filed with the Commission a registration statement, which contains this prospectus, on Form S-3 under the Securities Act of 1933. The registration statement relates to the common stock offered by the selling stockholders. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement and its exhibits and schedules for further information with respect to BJ’s Restaurants, Inc. and our common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of that contract or document filed as an exhibit to the registration statement. You may read and obtain a copy of the registration statement and its exhibits and schedules from the Commission, as described in the preceding paragraph.

LEGAL MATTERS

Jeffer, Mangels, Butler & Marmaro LLP will pass upon the validity of the shares of common stock and certain other legal matters in connection with this offering.

EXPERTS

The consolidated financial statements of BJ’s Restaurants, Inc. incorporated by reference in BJ’s Restaurants, Inc.’s Annual Report (Form 10-K) for the year ended January 3, 2006, and BJ’s Restaurants, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of January 3, 2006, included therein have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included and incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Securities and Exchange Commission allows us to incorporate into this prospectus information that we file with the Commission in other documents, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Any statement contained in a document which is incorporated by reference is automatically updated and superseded if such information is contained in this prospectus, or information that we later file with the Commission modifies and replaces such information. We incorporate by reference into this registration statement and prospectus the documents listed below and any future filings we will make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement but prior to effectiveness of the registration statement and after the date of this prospectus but prior to the termination of the offering of the securities covered by this prospectus (other than any portion of such documents that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable Commission rules):

•	our Annual Report on Form 10-K for the year ended January 3, 2006 filed with the Commission on March 17, 2006 and the amendment thereto on Form 10-K/A filed with the Commission on May 3, 2006;

•	our Quarterly Reports on Form 10-Q for the fiscal quarters ended April 4, 2006, July 4, 2006 and October 3, 2006;

•	our Current Reports on Form 8-K filed with the Commission on February 23, 2006; April 28, 2006; July 28, 2006; September 12, 2006; October 27, 2006; November 17, 2006, except for the portions thereof that are deemed furnished, and not filed, for the purposes of Section 18 of the Exchange Act;

•	the description of our common stock contained in our registration statement on Form 8-A, filed on September 24, 1996, including any amendment or report filed for the purpose of updating such description.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to:

BJ’s Restaurants, Inc.

16162 Beach Boulevard, Suite 100

Huntington Beach, CA 92647

Attention: Shareholders’ Relations

Phone: (714) 848-3747

This prospectus is part of a registration statement we filed with the Commission. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

DISCLOSURE OF SECURITIES AND EXCHANGE COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

The California Corporations Code and our articles of incorporation and bylaws provide for indemnification of our directors and officers for liabilities and expenses that they may incur in such capacities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.